SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 11, 2016

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following on May 11, 2016 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0511/LTN20160511167.pdf, in relation to the Circular regarding (1) Proposed authorization to Xiamen Airlines on the provision of guarantees to Hebei Airlines, (2) Proposed appointment of the non-executive director and (3) Supplemental Notice of Annual General Meeting;

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0511/LTN20160511175.pdf, in relation to the Supplemental Notice of Annual General Meeting;

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0511/LTN20160511179.pdf, in relation to the Second Form of Proxy for Annual General Meeting; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0511/LTN20160511187.pdf, in relation to the Notification Letter.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Xie Bing

Name: Xie Bing

Title: Company Secretary

Date: May 11, 2016